SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 1)

              Sun Television & Appliances, Inc.

                      (Name of Issuer)

                Common Stock, $.01 par value

               (Title of Class of Securities)

                         866881-10-5

                       (CUSIP Number)

                      Peter R. Kellogg
                 c/o Spear, Leeds & Kellogg
           120 Broadway, New York, New York 10271
                       (212) 433-7000

        (Name, address and telephone number of person authorized to receive notices and communications)


                        July 31, 1997

   (Date of event which requires filing of this statement)





              (Continued on following page(s))

                      Page 1 of 6 Pages

Cusip No. 866881-10-5                        Page 2 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)

3.   SEC USE ONLY


4.   SOURCE AND AMOUNT OF FUNDS



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION


7.   SOLE VOTING POWER
     1,250,000

8.   SHARED VOTING POWER
     100,000

9.   SOLE DISPOSITIVE POWER
     1,250,000

10.  SHARED DISPOSITIVE POWER
     100,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,350,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

Cusip No. 866881-10-5                        Page 3 of 6

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     7.74%

14.  TYPE OF REPORTING PERSON
     IN

Cusip No. 866881-10-5                        Page 4 of 6

                        SCHEDULE 13D
                      (Amendment No. 1)

     NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the previously filed statement of Peter R. Kellogg on
Schedule 13D. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 2. Identity and Background

      The person filing this Statement is Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by Mr. Kellogg, the Peter R. Kellogg & Cynthia Kellogg Foundation (the "Foundation"), a charitable entity of which Peter Kellogg is a trustee, and IAT Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg has sole dispositive and voting power with respect to the shares held personally and held by IAT and shared dispositive and voting power with respect to the shares of held by the Foundation. Although shares of Common Stock owned by IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundation or IAT, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder.

     The Foundation's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

     IAT's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

     Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

          Spear, Leeds & Kellogg is a registered securities broker-dealer.

     During the last five years neither Mr. Kellogg, nor any executive officer of IAT, has been convicted in a criminal proceeding nor has he or any executive officer been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Mr. Kellogg is a citizen of the United States. IAT is a Bermuda corporation. The Foundation is a New Jersey corporation domiciled in New Jersey.

Cusip No. 866881-10-5                        Page 5 of 6

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 80,100 shares of Common Stock recently purchased by Peter R. Kellogg was $180,225 and consisted of capital funds of Mr. Kellogg and margin account funds provided by Spear, Leeds & Kellogg.
The aggregate purchase price of the 270,000 shares of Common Stock recently purchased by IAT was $555,562.50 and consisted of capital funds of Mr. Kellogg and margin account funds provided by Spear, Leeds & Kellogg.

Item 4. Purpose of Transaction

     The Common Stock was acquired by Mr. Kellogg and IAT for investment purposes only.

      Neither Mr. Kellogg, the Foundation nor IAT have plans or proposals which related to or which would result in any of the actions specified in clauses (a) through (j) of Item
4 of Schedule 13D.

      Mr. Kellogg, the Foundation and IAT may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) As of August 7, 1997, Mr. Kellogg may be deemed the beneficial owner of 1,350,000 shares of the Common Stock of Sun Television & Appliances, Inc. Of those shares, 980,000 were owned by Mr. Kellogg personally, 100,000 were owned by the Foundation and 270,000 were owned by IAT.

     (b) The following table sets forth information with respect to all purchases, sales or donations of the Common
Stock by Mr. Kellogg, the Foundation and IAT for purposes of
Section 13(d) of the 1934 Act since July 2, 1997.

                      Peter R. Kellogg

Date of             Number of      Type of        Price
Transaction         Shares         Transaction    Per Share
___________         _________      ___________    ________
07/17/97            600            Gift           N/A
08/07/97            80,100         OTC Buy        2.25


               IAT Reinsurance Syndicate Ltd.

Date of             Number of      Type of        Price
Transaction         Shares         Transaction    Per Share

07/09/97            50,000         OTC Buy        2.03125
07/10/97            50,000         OTC Buy        2.00
07/15/97            50,000         OTC Buy        2.00
07/18/97            20,000         OTC Buy        2.00
07/31/97            100,000        OTC Buy        2.14


Cusip No. 866881-10-5                        Page 6 of 6

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated: August 11, 1997

                                   /s/Peter R. Kellogg

                                   Peter R. Kellogg

DC1DOCS1.56124